ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

8 October 2014

Director/PDMR Shareholding

Reed Elsevier announces that today, Dr Wolfhart Hauser, a non-executive director of Reed Elsevier, purchased 4,107 Reed Elsevier PLC ordinary shares at £9.6887 per share and 1,260 Reed Elsevier NV ordinary shares at €17.365 per share.

As a result of these transactions, Dr Hausers’ interest in the share capital of Reed Elsevier is now:

4,107 Reed Elsevier PLC ordinary shares; and
2,010 Reed Elsevier NV ordinary shares.